FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  19 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Annual Report and Accounts dated 19 April 2004


                           Baltimore Technologies Plc


London, UK - 19 April 2004. Following the filing by Baltimore Technologies of its Group accounts for the year ended 31 December 2003 with the US Securities and Exchange Commission ("SEC"), the company confirms that the new Directors, David Weaver, Alfredo Goyanes, John Uttley and James Huston, named in its announcement of 13 April (RNS Number: 5425X) have taken up their Board appointments today. As previously announced new Director Richard Eyre will be taking up his Board appointment on 4 May 2004.

                                      ENDS

About Baltimore Technologies
Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information please call:
Smithfield
Nick Bastin
Will Swan
020 7360 4900


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 19 April 2004